

**Filed Pursuant to Rule 424(b)(2)**
**Registration Statement No. 333-197364**

# Pricing Supplement

Dated November 24, 2015
to the Product Prospectus Supplement MLN-ES-ETF-1 dated August 31, 2015 and Prospectus Dated July 28, 2014

$1,051,000

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the

iShares® MSCI Emerging Markets ETF due November 30, 2018

The Toronto-Dominion Bank

The Toronto-Dominion Bank ("TD" or "we") is offering the Principal at Risk Securities (the "Securities") linked to the iShares® MSCI Emerging Markets ETF (the "Reference Asset") described below.

The Securities provide a 150% leveraged positive return if the price of the Reference Asset increases from the Initial Price to the Final Price, subject to the Maximum Redemption Amount. Investors will lose 1% of the principal amount of the Securities for each 1% decrease from the Initial Price to the Final Price of more than 10% and may lose up to 90% of the principal amount of the Securities. Any payments on the Securities are subject to our credit risk.

The Securities are unsecured and are not savings accounts or insured deposits of a bank. The Securities are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Securities will not be listed on any securities exchange.

**The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change is greater than zero. The Securities are not principal protected and investors may lose up to 90% of their investment in the Securities.**

**The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-4 of the product prospectus supplement MLN-ES-ETF-1 dated August 31, 2015 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated July 28, 2014 (the "prospectus").**

**Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

We will deliver the Securities in book-entry only form through the facilities of The Depository Trust Company on November 30, 2015, against payment in immediately available funds.

Our estimated value of the Securities as of the Pricing Date, based on our internal pricing models, is $964.70 per Security, which is less than the public offering price. See "Additional Information Regarding Our Estimated Value of the Securities" beginning on page 19 of this pricing supplement.

| | Public Offering Price[1] | Underwriting Discount[2] | Proceeds to TD |
|---|---|---|---|
| Per Security | $1,000.00 | $26.60 | $973.40 |
| Total | $1,051,000.00 | $27,956.60 | $1,023,043.40 |

[1] Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $973.40 (97.34%) per $1,000 principal amount of the Securities.

[2] The Agents will receive a commission of up to $26.60 (2.66%) per $1,000 principal amount of the Securities and will use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Securities, or will offer the Securities directly to investors. The Agents may resell the Securities to other securities dealers at the principal amount less a concession not in excess of $12.50 per Security. Such securities dealers may include Wells Fargo Advisors, LLC ("WFA"), an affiliate of Wells Fargo Securities, LLC ("Wells Fargo Securities"). The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA. TD will reimburse TD Securities (USA) LLC ("TDS") for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-18 of this pricing supplement.

TD SECURITIES (USA) LLC WELLS FARGO SECURITIES

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# Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

| | |
|---|---|
| **Issuer:** | The Toronto-Dominion Bank |
| **Issue:** | Senior Debt Securities |
| **Type of Security:** | Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside |
| **Term:** | Approximately 3 years |
| **Reference Asset:** | iShares® MSCI Emerging Markets ETF |
| **Bloomberg Ticker:** | EEM |
| **CUSIP / ISIN:** | 89114QTZ1 / US89114QTZ18 |
| **Agents:** | TD Securities (USA) LLC and Wells Fargo Securities, LLC. The Agents may resell the Securities to other securities dealers, including securities dealers acting as custodians, at the principal amount of the Securities less a concession of not in excess of $12.50 per Security. Such securities dealers may include Wells Fargo Advisors, LLC ("WFA"), an affiliate of Wells Fargo Securities. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA. |
| **Currency:** | U.S. Dollars |
| **Minimum Investment:** | $1,000 and minimum denominations of $1,000 in excess thereof. |
| **Principal Amount:** | $1,000 per Security |
| **Pricing Date:** | November 24, 2015 |
| **Issue Date:** | November 30, 2015 |
| **Valuation Date:** | November 23, 2018, subject to postponement for market and other disruptions, as described in the product prospectus supplement. |
| **Maturity Date:** | November 30, 2018, subject to postponement for market and other disruptions, as described in the product prospectus supplement. |
| **Payment at Maturity:** | If, on the Valuation Date, the Percentage Change is **positive**, then the investor will receive an amount per $1,000 principal amount of the Securities equal to the lesser of: |
| | (i) Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and <br> (ii) the Maximum Redemption Amount. |
| | If, on the Valuation Date, the Percentage Change is **less than or equal to 0%, but not by more than the Buffer Percentage** (that is, the Percentage Change is between zero and –10%), then the investor will receive only $1,000 per $1,000 principal amount of the Securities. |
| | If, on the Valuation Date, the Percentage Change is **negative, by more than the Buffer Percentage** (that is, the Percentage Change is between –10% and -100%), then the investor will receive less than $1,000 per $1,000 principal amount of the Securities, calculated using the following formula: |
| | Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)] |
| | **If the Final Price is less than Buffer Price, the investor will receive less, and possibly 90% less, than the principal amount of the Securities at maturity.** |

| | |
|---|---|
| **Percentage Change:** | The Percentage Change, expressed as a percentage, is calculated using the following formula:<br><br>$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$ |
| **Initial Price:** | $34.98, which was the closing price of the Reference Asset on the Pricing Date. |
| **Final Price:** | The closing price of the Reference Asset on the Valuation Date. |
| **Leverage Factor:** | 150% |
| **Buffer Percentage:** | 10% |
| **Buffer Price:** | $31.482, which is 90% of the Initial Price |
| **Maximum Redemption Amount:** | 140.00% of the principal amount of the Securities ($1,400.00 per $1,000 principal amount of the Securities). As a result of the Maximum Redemption Amount, the maximum return at maturity of the Securities will be 40.00% of the principal amount of the Securities (assuming a public offering price of $1,000). |
| **Business Day:** | Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto. |
| **U.S. Tax Treatment:** | By purchasing a Security, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Security as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities as pre-paid cash-settled derivative contracts in respect of the Reference Asset for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Securities are uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and the discussion in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences." |
| **Canadian Tax Treatment:** | Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Securities. |
| **Calculation Agent:** | TD |
| **Listing:** | The Securities will not be listed on any securities exchange. |
| **Clearance and Settlement:** | DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus). |

# Investor Considerations

We have designed the Securities for investors who:

- seek 150% exposure to any upside performance of the Reference Asset if the Final Price is greater than the Initial Price, subject to the maximum return at maturity of 40.00% of the principal amount of the Securities, assuming a public offering price of $1,000 per Security;

- desire to limit downside exposure to the Reference Asset through the Buffer Percentage;

- understand that if the Final Price is less than the Initial Price by more than the Buffer Percentage, they will receive less, and possibly 90% less, than the principal amount of the Securities at maturity;

- are willing to forgo interest payments on the securities and dividends on securities held by the Reference Asset; and

- are willing to hold the Securities until maturity.

The Securities are not designed for, and may not be a suitable investment for, investors who:

- seek a liquid investment or are unable or unwilling to hold the Securities to maturity;

- are unwilling to accept the risk that the Final Price of the Reference Asset may decrease by more than the Buffer Percentage from the Initial Price;

- seek uncapped exposure to the upside performance of the Reference Asset;

- seek full return of the principal amount of the Securities at stated maturity;

- are unwilling to purchase Securities with an estimated value as of the Pricing Date set forth on the cover page that is lower than the public offering price;

- seek current income;

- are unwilling to accept the risk of exposure to foreign emerging equity markets;

- seek exposure to the Reference Asset but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the Securities;

- are unwilling to accept the credit risk of TD to obtain exposure to the Reference Asset generally, or to the exposure to the Reference Asset that the Securities provide specifically; or

- prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

# Additional Terms of Your Securities

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Securities are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. ***The Securities vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-4 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated July 28, 2014:
  http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated August 31, 2015:
  http://www.sec.gov/Archives/edgar/data/947263/000089109215007724/e65847_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

# Additional Risk Factors

The Securities involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Securities. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Securities and the suitability of the Securities in light of their particular circumstances.

**Principal at Risk.**

Investors in the Securities could lose a substantial portion of their principal amount if there is a decline in the price of the Reference Asset.  You will lose 1% of the principal amount of your Securities for each 1% that the Final Price is less than the Initial Price by more than the Buffer Percentage.

**The Securities Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.**

There will be no periodic interest payments on the Securities as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Securities, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

**Your Return Will Be Limited by the Maximum Redemption Amount and May Be Lower than the Return on a Direct Investment in the Reference Asset.**

The opportunity to participate in the possible increases in the price of the Reference Asset through an investment in the Securities will be limited because the Payment at Maturity will not exceed the Maximum Redemption Amount.  Furthermore, the effect of the Leverage Factor will be progressively reduced for all Final Prices exceeding the Final Price at which the Maximum Redemption Amount is reached.

**Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.**

Investors are dependent on TD's ability to pay all amounts due on the Securities on the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Securities.

**The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.**

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Securities will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Securities. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

**There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.**

There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange. The Agents and other affiliates of TD may make a market for the Securities; however, they are not required to do so. The Agents or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Securities develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Securities in any secondary market could be substantial.

If you sell your Securities before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

**You Will Not Have Any Rights to the Securities Held by the Reference Asset.**

As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities held by the Reference Asset, or included in the MSCI Emerging Markets Index (the "Underlying Index"), would have. The Final Price will not reflect any dividends paid on the securities held by the Reference Asset or included in its underlying index.

**The Performance and Market Value of the Reference Asset During Periods of Market Volatility May Not Correlate With the Performance of its Underlying Index As Well As the Net Asset Value Per Share of the Reference Asset.**

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the securities in the secondary market and/or reduce your payment at maturity.

**An Investment in the Securities Is Subject to Risks Associated with Non-U.S. Securities Markets.**

Because foreign companies or foreign equity securities held by the Reference Asset are publicly traded in the applicable foreign countries and trade in currencies other than U.S. dollars, investments in the Securities involve particular risks. For example, the foreign securities markets may be more volatile and have less liquidity than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices outside the United States are subject to political, economic, financial, military and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of fluctuations in the rate of exchange between currencies and the possibility of outbreaks of hostility or political instability or adverse public health developments. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, trade surpluses, capital reinvestment, resources and self-sufficiency.

**An Investment in the Securities is Subject to Exchange Rate Risk.**

The share price of the Reference Asset will fluctuate based in large part upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the Reference Asset are traded. Accordingly, investors in the Securities will be exposed to currency exchange rate risk with respect to each of the currencies in which the stocks held by the Reference Asset are traded. An investor's net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the net asset value of the Reference Asset will be adversely affected and the price of the Reference Asset, and consequently, the market value of the Securities may decrease.

**An Investment in the Securities is Subject to Emerging Markets Risk.**

The Reference Asset includes companies in countries with emerging markets. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions (due to economic dependence upon commodity prices and international trade), and may suffer from extreme and volatile debt burdens, currency devaluations or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The securities included in the Reference Asset may be listed on a foreign stock exchange. A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the closing price of the Reference Asset which could, in turn, adversely affect the value of the Securities.

TD SECURITIES (USA) LLC                                                                                                    WELLS FARGO SECURITIES

**Changes That Affect the Underlying Index Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.**

MSCI, Inc. ("MSCI") is the index sponsor of the Underlying Index, the performance of which is intended to be tracked by the Reference Asset. We have no affiliation with MSCI, and MSCI will not be involved in the offering of the Securities. Consequently, we have no control of the actions of MSCI, including any actions of the type that would affect the composition of the Underlying Index, and therefore, the price of the Reference Asset. MSCI has no obligation of any sort with respect to the Securities. Thus, MSCI has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Securities.

**Adjustments to the Reference Asset Could Adversely Affect the Securities.**

BlackRock Fund Advisors ("BFA"), as the investment advisor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. BFA can add, delete or substitute the stocks comprising the Reference Asset. BFA may make other methodological changes that could change the price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Securities.

**We Have No Affiliation with MSCI or BFA and Will Not Be Responsible for Any Actions Taken by MSCI or BFA.**

MSCI and BFA are not affiliates of ours and will not be involved in the offering of the Securities in any way. Consequently, we have no control over the actions of MSCI or BFA, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. MSCI and BFA have no obligation of any sort with respect to the Securities. Thus, MSCI and BFA have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Securities. None of our proceeds from the issuance of the Securities will be delivered to MSCI or BFA.

**We and Our Affiliates Do Not Have Any Affiliation with MSCI or BFA and Are Not Responsible for Their Public Disclosure of Information.**

We and our affiliates are not affiliated with MSCI or BFA in any way and have no ability to control or predict their actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the Underlying Index or the Reference Asset. MSCI and BFA are not involved in the Securities in any way and have no obligation to consider your interests as an owner of the Securities in taking any actions relating to the Underlying Index or the Reference Asset that might affect the value of the Securities. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about MSCI or BFA or the Underlying Index or the Reference Asset contained in any public disclosure of information. You, as an investor in the Securities, should make your own investigation into the Underlying Index and the Reference Asset.

**The Reference Asset and the Underlying Index Are Different and the Performance of the Reference Asset May Not Correlate With that of the Underlying Index.**

The performance of the Reference Asset may not exactly replicate the performance of the Underlying Index because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of the Underlying Index. It is also possible that the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of the Underlying Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset, differences in trading hours between the Reference Asset and the Underlying Index or due to other circumstances. In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the value of a share of the Reference Asset may differ from the net asset value per share of the Reference Asset. The Reference Asset generally uses a "representative sampling" strategy to achieve its investment objective, meaning it generally will invest in a sample of securities in the Underlying Index whose risk, return and other characteristics generally resemble the risk return and other characteristics of the Underlying Index as a whole. A "representative sampling" strategy generally can be expected to produce a greater tracking error.

**The Estimated Value of Your Securities is Lower Than the Public Offering Price of Your Securities.**

The estimated value of your Securities on the Pricing Date is lower than the public offering price of your Securities. The difference between the public offering price of your Securities and the estimated value of the Securities is a result of certain factors, such as any sales commissions paid to the Agents or their affiliates, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities.

**The Estimated Value of Your Securities Might have been Lower if Such Estimated Value had been Based on the Levels at Which Our Debt Securities Trade in the Secondary Market.**

The estimated value of your Securities on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might have been lower if such estimated values had been based on the levels at which our benchmark debt securities trade in the secondary market.

**The Estimated Value of the Securities is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions.**

The estimated value of your Securities on the Pricing Date is based on our internal pricing models or upon third-party hedge transactions we may enter into in connection with the Securities, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Securities may not be consistent with those of other financial institutions that may be purchasers or sellers of Securities in the secondary market. As a result, the secondary market price of your Securities may be materially different from the estimated value of the Securities determined by reference to our internal pricing models.

**The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Securities and Maybe Lower Than the Estimated Value of Your Securities.**

The estimated value of the Securities is not a prediction of the prices at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Securities in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Securities. Further, as secondary market prices of your Securities take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Securities such as fees, commissions, discounts, and the costs of hedging our obligations under the Securities, secondary market prices of your Securities will likely be lower than the public offering price of your Securities. As a result, the price, at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions, if any, will likely be lower than the price you paid for your Securities, and any sale prior to the maturity date could result in a substantial loss to you.

**The Temporary Price at Which We May Initially Buy The Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.**

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market (if the Agents makes a market in the Securities, which it is not obligated to do) may exceed our estimated value of the Securities on the Pricing Date, as well as the secondary market value of the Securities, for a temporary period after the initial issue date of the Securities. The price at which the Agents may initially buy or sell the Securities in the secondary market may not be indicative of future prices of your Securities.

**Market Disruption Events and Adjustments.**

The Payment at Maturity and the Valuation Date are subject to postponement as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

**The Antidilution Adjustments That the Calculation Agent Is Required to Make Do Not Cover Every Event That Could Affect the Reference Asset.**

The Calculation Agent will adjust the Initial Price and Buffer Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement. The Calculation Agent will not be required to make an adjustment for every corporate event that may affect the Reference Asset. Those events or other actions by iShares, Inc. or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of your notes.

**Significant Aspects of the Tax Treatment of the Securities Are Uncertain.**

The U.S. tax treatment of the Securities is uncertain. Please read carefully the section entitled "Tax Consequences — United States Taxation" in the prospectus, the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Securities, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences." If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Securities in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Securities and receiving the payments that might be due under the Securities.

# Hypothetical Returns

The examples, table and graph set out below are included for illustration purposes only. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples, the table and the graph are based on the Buffer Percentage of 10% (the Buffer Price is 90% of the Initial Price), the Leverage Factor of 150%, the Maximum Redemption Amount of 140.00% of the principal amount of the Securities, and assume that a holder purchased Securities with an aggregate principal amount and public offering price of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1— Calculation of the Payment at Maturity where the Percentage Change is positive and the Payment at Maturity is less than the Maximum Redemption Amount.

Percentage Change: 10%

Payment at Maturity: $1,000 + ($1,000 x 10% x 150%) = $1,000 + $150 = $1,150.00

On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,150.00, a 15.00% return on the Securities.

Example 2— Calculation of the Payment at Maturity where the Percentage Change is positive and the Payment at Maturity equals the Maximum Redemption Amount.

Percentage Change: 30%

Payment at Maturity: $1,400.00

On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity equal to the Maximum Redemption Amount, a 40% return on the Securities, because that amount is less than $1,450.00 ($1,000 + ($1,000 x 30% x 150%).

In addition to limiting your return on the Securities, the Maximum Redemption Amount limits the positive effect of the Leverage Factor. If the Final Price is greater than the Initial Price, you will participate in the performance of the Reference Asset at a rate of 150% up to a certain point. However, the effect of the Leverage Factor will be progressively reduced for Final Prices that are greater than approximately 26.67% of the Initial Price (based on the Maximum Redemption Amount of 140.00% or $1,400.00 per $1,000 principal amount of the Securities) since your return on the Securities for any Final Price greater than approximately 26.67% of the Initial Price will be limited to the Maximum Redemption Amount.

Example 3— Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

Percentage Change: -8%

Payment at Maturity: At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Securities.

Example 4— Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

Percentage Change: -35%

Payment at Maturity: $1,000 + [$1,000 x (-35% + 10%)] = $1,000 - $250 = $750.00

On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $750.00, a -25.00% return on the Securities.

The following table and graph show the return profile for the Securities at the Maturity Date, assuming that the investor purchased the Securities on the Issue Date and held the Securities until the Maturity Date. The returns illustrated in the following table are not estimates or forecasts of the Percentage Change or the return on the Securities. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Securities.

| Hypothetical Final Price ($) | Hypothetical Percentage Change | Hypothetical Payment at Maturity ($) | Hypothetical Return on Securities[1] (%) |
|---|---|---|---|
| $69.96 | 100.00% | $1,400.00 | 40.00% |
| $61.22 | 75.00% | $1,400.00 | 40.00% |
| $52.47 | 50.00% | $1,400.00 | 40.00% |
| $48.97 | 40.00% | $1,400.00 | 40.00% |
| $45.47 | 30.00% | $1,400.00 | 40.00% |
| $44.31 | 26.67% | $1,400.00 | 40.00% |
| $41.98 | 20.00% | $1,300.00 | 30.00% |
| $38.48 | 10.00% | $1,150.00 | 15.00% |
| $36.73 | 5.00% | $1,075.00 | 7.50% |
| $35.85 | 2.50% | $1,037.50 | 3.75% |
| $34.98[2] | 0.00% | $1,000.00 | 0.00% |
| $34.11 | -2.50% | $1,000.00 | 0.00% |
| $33.23 | -5.00% | $1,000.00 | 0.00% |
| $31.48 | -10.00% | $1,000.00 | 0.00% |
| $27.98 | -20.00% | $900.00 | -10.00% |
| $24.49 | -30.00% | $800.00 | -20.00% |
| $20.99 | -40.00% | $700.00 | -30.00% |
| $17.49 | -50.00% | $600.00 | -40.00% |
| $8.75 | -75.00% | $350.00 | -65.00% |
| $0.00 | -100.00% | $100.00 | -90.00% |

[1] The "return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per $1,000 Principal Amount and $1,000.
[2] Initial Price.



* The graph above represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical percentage change of the Reference Asset and the solid line represents the hypothetical return on the Securities for a given percentage change in the Reference Asset.

TD SECURITIES (USA) LLC                                                                WELLS FARGO SECURITIES

# Determining the Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per Security (the Payment at Maturity) calculated as follows:



**Is the Percentage Change positive?**

Yes →

You will receive per Security equal to the lesser of:

- Principal Amount + [Principal Amount x Percentage Change x Leverage Factor]

- The Maximum Redemption Amount.

No ↓

**Is the Percentage change less than or equal to 0% but not by more than the Buffer Percentage?**

Yes →

You will receive per Security: $1,000

No ↓

You will receive per Security :

Principal Amount + [Principal Amount x [Percentage Change + Buffer Percentage] ]

In this case, you will receive less, and possibly 90% less, than the principal amount per Security.

# Information Regarding the Reference Asset

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The shares of the Reference Asset are issued by iShares, Inc., a registered investment company. The Reference Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index, the Underlying Index. The Reference Asset trades on the NYSE Arca under the ticker symbol "EEM." BFA serves as the investment advisor to the Reference Asset. The consequences of iShares, Inc. discontinuing the Reference Asset are discussed in the section of the product prospectus supplement entitled "General Terms of the Notes — Discontinuance of or Material Change to an ETF." Neither we nor the Agents accept any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor fund. Neither we nor the Agents have undertaken any independent review or due diligence of any publicly available information regarding the Reference Asset or the Underlying Index.

BFA, as the investment advisor to the Reference Asset, employs a technique known as representative sampling to track the Underlying Index. The Reference Asset generally invests at least 90% of its assets in the securities of the Underlying Index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the Underlying Index. The Reference Asset may invest the remainder of its assets in securities not included in the Underlying Index, but which BFA believes will help the Reference Asset track the Underlying Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the Reference Asset's assets invested in shares of such other funds.

For additional information regarding iShares, Inc., BFA, the Reference Asset and the risk factors attributable to the Reference Asset, please see the Prospectus, as amended to date, filed as part of the Registration Statement on Form N-1A with the SEC under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. We are not incorporating by reference the website or any material it includes in this document. Neither we nor the Agents make any representation or warranty as to the accuracy or completeness of any such material.

*Investment Objective and Strategy*

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the Underlying Index. The Reference Asset's investment objective and the Underlying Index may be changed at any time without shareholder approval.

The return on your Securities is linked to the performance of the iShares® MSCI Emerging Markets ETF, and not to the performance of the Underlying Index on which the Reference Asset is based. Although the Reference Asset seeks results that correspond generally to the performance of the Underlying Index, the Reference Asset follows a strategy of "representative sampling," which means the Reference Asset's holdings do not identically correspond to the holdings and weightings of the Underlying Index, and may significantly diverge from the Underlying Index. Although the Reference Asset generally invests at least 90% of its assets in some of the same securities as those contained in the Underlying Index and in depositary receipts representing the same securities as those contained in the Underlying Index, it does not hold all of the securities underlying the Underlying Index and may invest the remainder in securities that are not contained in the Underlying Index, or in other types of investments. Currently, the Reference Asset holds substantially fewer securities than the Underlying Index. Additionally, when the Reference Asset purchases securities not held by the Underlying Index, the Reference Asset may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the Underlying Index components are not exposed. Therefore, the Reference Asset will not directly track the performance of the Underlying Index and there may be significant variation between the performance of the Reference Asset and the Underlying Index on which it is based.

*Representative Sampling*

BFA uses a representative sampling strategy to track the Underlying Index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. Funds may or may not hold all of the securities that are included in the underlying index.

*Correlation*

The Underlying Index is a theoretical financial calculation, while the Reference Asset is an actual investment portfolio. The performance of the Reference Asset and the Underlying Index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Reference Asset's portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements that apply to the Reference Asset but not to the Underlying Index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Reference Asset, using representative sampling, can be expected to have a greater tracking error than a fund using a replication indexing strategy. "Replication" is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

**The MSCI Emerging Markets Index**

The information below is included only to give insight to the Underlying Index, the performance of which the Reference Asset attempts to reflect. The Securities are linked to the performance of the Reference Asset and not to the Underlying Index.

The Underlying Index is a stock index calculated, published and disseminated daily by MSCI through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

The Underlying Index is intended to measure equity market performance in the global emerging markets. The index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The index currently consists of the following 23 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Greece, Egypt, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

The Underlying Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

*Constructing the MSCI Global Investable Market Indices.* MSCI undertakes an index construction process, which involves:

- defining the equity universe;
- determining the market investable equity universe for each market;
- determining market capitalization size segments for each market;
- applying index continuity rules for the MSCI Standard Index;
- creating style segments within each size segment within each market; and
- classifying securities under the Global Industry Classification Standard (the "GICS").

*Defining the Equity Universe.* The equity universe is defined by:

- Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.
- Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

MSCI has announced that, effective with the November 2015 semi-annual index review, companies traded outside of their country of classification (i.e., "foreign listed companies") will become eligible for inclusion in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Index. In order for a MSCI Country Investable Market Index to be eligible to include foreign listed companies, it must meet the Foreign Listing Materiality Requirement. To meet the Foreign Listing Materiality Requirement, the aggregate market capitalization of all securities represented by foreign listings should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index.

MSCI expects that for the November 2015 semi-annual index review, the MSCI Hong Kong Index will meet the Foreign Listing Materiality Requirement.

*Determining the Market Investable Equity Universes.* A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

- *Equity Universe Minimum Size Requirement*: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.
- *Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.
- *DM Minimum Liquidity Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio ("ATVR"), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM.
- *Global Minimum Foreign Inclusion Factor Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public

equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

- *Minimum Length of Trading Requirement*: this investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the Underlying Index or at least three months before the implementation of a semi-annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

*Defining Market Capitalization Size Segments for Each Market.* Once a market investable equity universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small);
- Standard Index (Large + Mid);
- Large Cap Index;
- Mid Cap Index; or
- Small Cap Index.

Creating the size segment indices in each market involves the following steps:

- defining the market coverage target range for each size segment;
- determining the global minimum size range for each size segment;
- determining the market size-segment cutoffs and associated segment number of companies;
- assigning companies to the size segments; and
- applying final size-segment investability requirements.

*Index Continuity Rules for the Standard Indices.* In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

*Index Maintenance*

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability, and low index turnover. In particular, index maintenance involves:

(i)  Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed equity universe;
- taking buffer rules into consideration for migration of securities across size and style segments; and
- updating FIFs and Number of Shares ("NOS").

(ii)  Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the Underlying Index;
- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and
- reflecting the impact of significant market events on FIFs and updating NOS.

(iii)  Ongoing Event-Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

**Historical Information**

The graph and table below set forth the information relating to the historical closing prices of the Reference Asset. The dotted line on the graph presents the Buffer Price of $31.482, which is equal to 90% of the closing price of the Reference Asset on November 24, 2015.

We obtained the information regarding the historical performance of the Reference Asset in the graph and table below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



| Quarter Ending | Quarter High | Quarter Low | Quarter Close | Quarter Ending | Quarter High | Quarter Low | Quarter Close |
|---|---|---|---|---|---|---|---|
| March 31, 2008 | $50.37 | $42.17 | $44.79 | March 30, 2012 | $44.76 | $38.23 | $42.94 |
| June 30, 2008 | $51.70 | $44.43 | $45.19 | June 29, 2012 | $43.54 | $36.68 | $39.19 |
| September 30, 2008 | $44.43 | $31.33 | $34.53 | September 28, 2012 | $42.37 | $37.42 | $41.32 |
| December 31, 2008 | $33.90 | $18.22 | $24.97 | December 31, 2012 | $44.35 | $40.14 | $44.35 |
| March 31, 2009 | $27.09 | $19.94 | $24.81 | March 28, 2013 | $45.20 | $41.80 | $42.78 |
| June 30, 2009 | $34.64 | $25.65 | $32.23 | June 28, 2013 | $44.23 | $36.63 | $38.57 |
| September 30, 2009 | $39.29 | $30.75 | $38.91 | September 30, 2013 | $43.29 | $37.34 | $40.77 |
| December 31, 2009 | $42.07 | $37.56 | $41.50 | December 31, 2013 | $43.66 | $40.44 | $41.77 |
| March 31, 2010 | $43.22 | $36.83 | $42.12 | March 31, 2014 | $40.99 | $37.09 | $40.99 |
| June 30, 2010 | $43.98 | $36.16 | $37.32 | June 30, 2014 | $43.95 | $40.82 | $43.23 |
| September 30, 2010 | $44.77 | $37.59 | $44.77 | September 30, 2014 | $45.85 | $41.56 | $41.56 |
| December 31, 2010 | $48.58 | $44.77 | $47.62 | December 31, 2014 | $42.44 | $37.73 | $39.29 |
| March 31, 2011 | $48.69 | $44.63 | $48.69 | March 31, 2015 | $41.07 | $37.92 | $40.13 |
| June 30, 2011 | $50.21 | $45.50 | $47.60 | June 30, 2015 | $44.09 | $39.04 | $39.62 |
| September 30, 2011 | $48.46 | $34.95 | $35.07 | September 30, 2015 | $39.78 | $31.32 | $32.78 |
| December 30, 2011 | $42.80 | $34.36 | $37.94 | November 24, 2015* | $36.29 | $32.96 | $34.98 |

* This pricing supplement includes available information for the fourth calendar quarter of 2015 for the period from October 1, 2015 through November 24, 2015. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.

*PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.*

# Supplemental Discussion of U.S. Federal Income Tax Consequences

*The following is a general description of certain U.S. tax consequences relating to the Securities. It does not purport to be a complete analysis of all tax consequences relating to the Securities. Prospective purchasers of the Securities should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Securities and receiving payments under the Securities. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.*

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

The following disclosure supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the prospectus and product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the prospectus.

Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities as pre-paid cash-settled derivative contracts in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Securities require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization. If the Securities are so treated, subject to the discussion below concerning the potential application of the "constructive ownership" rules under Section 1260 of the Code, a U.S. Holder should generally recognize capital gain or loss upon the sale or maturity of the Securities in an amount equal to the difference between the amount a holder receives at such time and the holder's tax basis in the Securities. In general, a U.S. Holder's tax basis in the Securities will be equal to the price the holder paid for the Securities. Capital gain recognized by an individual U.S. Holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations.

*Potential Application of Section 1260 of the Internal Revenue Code.* While the matter is not entirely clear, there exists a substantial risk that an investment in a Security is a "constructive ownership transaction" to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of a Security will be recharacterized as ordinary income (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale or maturity (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale or maturity). If an investment in a Security is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the Security will be recharacterized as ordinary income. Unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" (as defined in Section 1260 of the Code) is treated as zero. To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the Security.

*Non-U.S. Holders.* Recently finalized U.S. Treasury Department regulations provide that withholding on "dividend equivalent" payments, if any, will not apply to Securities issued before January 1, 2016.

*Foreign Account Tax Compliance Act.* The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on foreign passthru payments will not be required with respect to payments made before the later of January 1, 2019, or the date of publication in the Federal Register of final regulations defining the term "foreign passthru payment."

# Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TD Securities (USA) LLC, an affiliate of TD, and Wells Fargo Securities, LLC, as the agents for the sale of the Securities. Pursuant to the terms of a distribution agreement, the Agents will purchase the Securities from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, including Wells Fargo Advisors, LLC ("WFA"), or will offer the Securities directly to investors. The Agents may resell the Securities to other registered broker-dealers at the public offering price less a concession not in excess of $12.50 (1.25%) per $1,000 principal amount of the Securities. In addition to the concession allowed to WFA, Wells Fargo Securities, LLC will pay $0.75 (0.075%) per $1,000 principal amount of the Securities of the agent's discount to WFA as a distribution expense fee for each Security sold by WFA. The Agents or other registered broker-dealers will offer the Securities at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $973.40 (97.34%) per $1,000 principal amount of the Securities. The Agents will receive a commission of up to $26.60 (2.66%) per $1,000 principal amount of the Securities and will use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Securities, or will offer the Securities directly to investors. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities.

Delivery of the Securities will be made against payment for the Securities on November 30, 2015, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus. For additional information as to the relationship between us and TD Securities (USA) LLC, please see the section "Plan of Distribution—Conflicts of Interest" in the product prospectus supplement.

We may use this pricing supplement in the initial sale of the Securities. In addition, TD Securities (USA) LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Securities after their initial sale. ***If a purchaser buys the Securities from us or TD Securities (USA) LLC or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TD Securities (USA) LLC or another of our affiliates informs such purchaser otherwise in the confirmation of sale.***

# Validity of the Securities

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Securities has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities, the Securities will have been validly executed and issued and, to the extent validity of the Securities is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated August 1, 2014, which has been filed as Exhibit 5.2 to TD's Form 6-K filed on August 1, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Securities, and the Securities have been issued and sold as contemplated by the product prospectus supplement and the prospectus, the Securities will be valid, binding and enforceable obligations of TD, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel's reliance on TD and other sources as to certain factual matters, all as stated in the legal opinion of such counsel dated July 11, 2014, which has been filed as Exhibit 5.3 to TD's registration statement relating to the Securities.

# Additional Information Regarding Our Estimated Value of the Securities

The final terms for the Securities were determined on the Pricing Date based on prevailing market conditions on the Pricing Date, and are set forth in this pricing supplement.

Our internal pricing models, or pricing models of any third-parties with whom we enter into potential hedging transactions, take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date was based on our internal funding rates. Our estimated value of the Securities might have been lower if such valuation had been based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Securities on the Pricing Date is less than the public offering price of the Securities. The difference between the public offering price of the Securities and our estimated value of the Securities resulted from several factors, including any sales commissions paid to TD Securities (USA) LLC or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities.

Our estimated value as of the Pricing Date is not a prediction of the price at which the Securities may trade in the secondary market, nor will it be the price at which the Agents may buy or sell the Securities in the secondary market. Subject to normal market and funding conditions, the Agents or another affiliate of ours intends to offer to purchase the Securities in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities which we will no longer expect to incur over the term of the Securities. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Securities based on changes in market conditions and other factors that cannot be predicted.

**We urge you to read the "Additional Risk Factors" beginning on page P-5 of this pricing supplement.**